Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 215.564.8000 www.stradley.com

J. Stephen Feinour, Jr.
(215) 564-8521
jfeinourjr@stradley.com

October 27, 2020
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:	Ms. Alison White

	Re:	OSI ETF Trust (“Registrant”)
File Nos. 333-212418; 811-23167

Dear Ms. White:
On behalf of the Registrant, below are the Registrant’s responses to the comments you provided to us telephonically with regard to Post-Effective Amendment No. 25 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission (“SEC”) on August 28, 2020 (Accession No. 0001104659-20-099906) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, (the “1940 Act”) relating to the O’Shares U.S. Small-Cap Quality Dividend ETF, O’Shares U.S. Quality Dividend ETF and O’Shares Europe Quality Dividend ETF series of the Registrant (each, a “Fund” and collectively, the “Funds”).
Below we have provided your comments (in bold) and the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.
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U.S. Securities and Exchange Commission

Prospectus

All Funds

1.	Comment:	Please supplementally provide copies of the index methodology brochures/white papers prior to the effective date.

	Response:	The requested index methodology rule books are being provided supplementally.

2.	Comment:	Please supplementally explain the reasons for the change in each Fund’s Target Index.

Response:
The Adviser believes the index changes provide: (i) improved adherence to its investment philosophy for the Funds as well as how their focus on “quality” is measured and scored; and (ii) improved risk controls related to position limits, as well as sector, country and currency allocation.

Each Fund remains focused on the same equity category: U.S. large capitalization companies for OUSA, U.S. small capitalization companies for OUSM, and European large capitalization companies for OEUR. Each new Target Index remains focused on “quality,” “volatility” and “yield” criteria.

3.	Comment:
Please note that you will need to revise the preamble to each Fund’s fee table to comply with the changes to Form N-1A in accordance with Rule 6c-11. For example, the first sentence under “Fees and Expenses” should be revised to state the following: This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund.

Response:
The Rule 6c-11 adopting release (Release Nos. 33-10695; IC-33646) states that the compliance date for the Form N-1A disclosure amendments is December 22, 2020. All registration statements and post-effective amendments filed on or after the compliance date must comply with such disclosure amendments. The Registrant notes, however, that Post-Effective Amendment No. 26 to the Registration Statement (“PEA 26”) will be filed pursuant to Rule 485(b) on October 28, 2020, prior to the compliance date.  PEA 26 is therefore not subject to the new disclosure requirements. The Registrant has nevertheless revised the first sentence under “Fees and Expenses” as suggested.

4.	Comment:	Please remove or relocate the information in footnote 1 to the fee and expense table regarding the Rule 12b-1 plan, as this disclosure is neither required or permitted by Form N-1A.

U.S. Securities and Exchange Commission

	Response:	The footnote has been removed from the fee and expense table of each Fund.

5.	Comment:
Please revise each Fund’s principal investment strategy disclosure to explain the low volatility and yield factors using language that is more clear, concise and understandable to retail investors. For all factors, please disclose the factor’s objective and purpose in addition to how it is calculated.

	Response:	The relevant disclosure for each Fund has been revised as follows:

The “quality” factor is calculated by combining measures of profitability and leverage with the objective of identifying companies with strong profitability and balance sheets. The “low volatility” factor measures the risk of price moves for a security with the objective of reducing allocations to riskier companies. The “dividend yield” factor measures the income generated by an investment with the objective of identifying companies with higher dividend yields. The “dividend quality” factor measures the income available to a company to pay dividends to common shareholders together with the growth of a company’s dividends over time, with the objective of identifying companies with less risk of dividend cuts or suspensions.

6.	Comment:
Each Fund’s principal investment strategy disclosure states that “[e]ach company in the [Fund’s Target Index] is ‘scored’ individually on a scale of 0-1 for each factor.” Please clarify what increments are used in the 0-1 scale (e.g., does the scale include decimals or fractions from 0-1, was the scale intended to state 0-10, does a score of 0 mean that a company is excluded).

	Response:	The quoted disclosure has been revised, as applicable to each Fund, as follows:

Each company in the [Target Index’s reference index] is weighted based on: (i) the company’s market capitalization weight in the [Target Index’s reference index], as adjusted by (ii) the quality, low volatility, dividend yield and dividend quality factors, with the quality and low volatility factors receiving greater emphasis. The inclusion of each company is then subject to ~~“scored” individually on a scale of 0-1 for each factor. Each of those scores are then multiplied by each other to determine the final combined score for each company, with both the “quality” factor and “low volatility” factor scores applied twice. The combined score for each company is then multiplied by its respective market capitalization weight in the S-Network US~~

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~~Equity Large-Cap 500 Index, resulting in the re-weighting of the equity securities according to the scores assigned to these factors. Equity securities with the smallest product of factor scores are removed while ensuring that~~ certain constraints (e.g., diversification, capacity and sector) ~~are satisfied, thereby~~ prior to adjusting the final weights in the Target Index.

7.	Comment:
Prior to the effective date, please supplementally provide a model portfolio for each Fund showing the top five holdings in the Target Index. For these top five holdings, briefly explain how the index methodology worked.

	Response:	The requested information is being provided supplementally.

8.	Comment:
Each Fund’s principal investment strategy disclosure states: “To the extent that the Target Index concentrates (i.e., holds 25% or more of its net assets) in the securities of a particular industry or group of industries, the Fund is expected to concentrate to approximately the same extent.… The Target Index methodology was developed by the Index Provider, an affiliate of the Fund.” Please explain in correspondence why this level of freedom to concentrate is appropriate under the 1940 Act with an affiliated index provider. To the extent that you are relying on the First Australia Fund, Inc. SEC no-action letter (File No. 811-4438), please explain why such reliance is appropriate given the affiliated nature of the Target Index.

Response:
We initially note that the index methodology for each Target Index (which have been provided herewith) implements sector constraints that limit each sector weight relative to the starting universe, and also includes a sector weight cap of 22% that would prevent a Target Index from concentrating in any sector as of each index reconstitution. As a result, the only circumstances under which an industry concentration would exceed 25% would be due to market movements between index reconstitutions, and the sector limits would be re-imposed at the next index rebalancing. In between reconstitutions, any creations or redemptions would reflect the sector allocations of the existing portfolio holdings, and would therefore neither add nor detract from existing sector allocations. Neither the Adviser, nor the sub-adviser who is responsible for the day-to-day portfolio management of the Funds, exercise any discretion over sector allocations (other than non-material differences that may arise, e.g., as a result of round lots or representative sampling).

In First Australia Fund, Inc., by contrast, the fund’s manager retained significant discretion to invest up to 35% of the fund’s total assets in the securities of issuers in a particular industry if and when that industry represented 20% or more of a reference index. Moreover, the fund in First

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Australia Fund, Inc. was not an index fund, much less an index ETF, and therefore the fund’s investment adviser had no mandate (and the fund did not have an investment objective) to track the performance of the reference index. Indeed, the investment adviser in First Australia Fund, Inc. presumably had the discretion to change reference indexes at will, unlike an index ETF for which a change in the underlying index would typically require a change to a fund’s investment objective (as would be the case for the Funds).

The Adviser may be deemed to be the Index Provider of the Target Indexes solely because it owns the intellectual property rights associated with the Target Index. S-Network Global Indexes Inc., the Calculation Agent of each Target Index, is an independent third party, and is responsible for the ongoing maintenance, compilation, calculation and administration of the Target Indexes. Each Target Index is rules-based and has been designed to operate strictly in accordance with its respective methodology.  Moreover, the Funds’ sub-adviser is responsible for the day-to-day management of the Funds. Under these circumstances, we believe the Target Indexes are the functional equivalent of a third-party index, notwithstanding the Adviser’s designation as the Index Provider solely by virtue of its intellectual property rights on the Target Indexes.

Changing the methodology for a Target Index would require approval of the Target Index’s Index Committee, of which no persons affiliated with the Adviser are members. Insofar as the Adviser possesses residual authority to modify the index methodology for a Target Index, the Adviser recognizes that it is subject to its fiduciary duty under Section 36(a) of the 1940 Act, as well as the prohibition under Section 48(a) on taking indirect action that may not be taken directly. The Adviser further acknowledges that Section 8(b)(1) would require the Fund to disclose in its registration statement any reservation of freedom by the Adviser to modify the index methodology of a Target Index for the purpose of changing its industry concentration. Neither the Fund nor the Adviser are seeking any such reservation of freedom.

For the foregoing reasons, we believe the Funds’ reliance on First Australia Fund, Inc. is appropriate notwithstanding the Adviser’s technical designation as the Index Provider of the Target Indexes. In fact, we believe the Funds’ reservation of freedom to track the concentration in the Target Indexes constitutes significantly less discretion to the Adviser or the Funds’ sub-adviser than was afforded to the investment adviser in First Australia Fund, Inc.

9.	Comment:	In the “Market Events Risk,” please consider discussing the impact of the COVID-19 pandemic specifically in the prospectus as opposed to only in the SAI.

U.S. Securities and Exchange Commission

	Response:	The Registrant has added “COVID-19 Risk” as a principal risk of each Fund.

10.	Comment:	Under the section “Investment Advisory Services—Investment Adviser and Sub-Adviser,” please disclose when the sub-adviser was founded.

	Response:	The requested disclosure has been added.

O’Shares U.S. Quality Dividend ETF

11.	Comment:
In the performance section, given that the S&P 500 Index was listed as the former broad-based securities market index in the last filing, please provide the information required by Form N-1A Item 4(b)(2) Instruction 2(c).

Response:
The Registrant notes that at all times prior to June 1, 2020, the Fund’s broad-based securities market index was the FTSE USA Qual/Vol/Yield Factor 5% Capped Index (the “Prior Benchmark”). The Registrant believes that the Prior Benchmark qualified as a broad-based securities market index, in accordance with Form N-1A.

First, while there is no definition of “broad-based securities market index,” in prior SEC rulemaking, the Staff described the characteristics of a broad-based index by stating: “A broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate. An index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries.” (See Disclosure of Mutual Fund Performance and Portfolio Managers, Investment Company Act Rel. No. 19382 (Apr. 6, 1993), at FN 21). With respect to the Prior Benchmark, while quality, volatility and yield factors are applied, it is still representative of the FTSE USA Index, which serves as a broad representation of the U.S. large and mid-capitalization company market. Second, Form N-1A Item 27(b) Instruction 5 states: “an ‘appropriate broad-based securities market index’ is one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Prior Benchmark was administered by FTSE Russell, an independent organization that is not affiliated with the Fund, Adviser, sub-adviser or Distributor.

With respect to the requested inclusion of the S&P 500 Index, to do so for purposes of Form N-1A Item 4(b)(2) Instruction 2(c) would be factually

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incorrect. At no time did the Fund ever represent that the S&P 500 Index was the broad-based securities market index nor did it represent it as such in any of its registration statements, shareholder reports or marketing materials. To retroactively suggest otherwise would be misleading.

As a result of the foregoing, the Registrant respectfully declines to revise the disclosure.

O’Shares U.S. Small-Cap Quality Dividend ETF

12.	Comment:
The principal investment strategy disclosure states: “The Fund considers the companies included in the Target Index to be ‘small capitalization’ companies.” Given that the Target Index includes small and mid-capitalization companies, it is unclear how the Fund’s definition of ‘small capitalization’ is reasonable with respect to Rule 35d-1 under the 1940 Act. Please advise or revise accordingly.

Response:
The Registrant notes that there is no universal definition of “small-capitalization” or “mid-capitalization” company and issuers have the discretion to choose and disclose what definition is used. Among small-capitalization ETFs, there is a wide range of weighted average market capitalization and maximum market capitalization profiles; in fact, the market capitalization profile of some small-capitalization ETFs exceeds that of the Fund’s portfolio. As of October 14, 2020, the weighted average market capitalization of the companies in the Fund’s portfolio was $5.8 billion and the market capitalization of the largest company in the Fund’s portfolio was $14 billion. In selecting the Target Index, the Adviser sought to maintain a similar market capitalization profile of securities as the former target index, the FTSE USA Small Cap ex Real Estate 2Qual/Vol/Yield 3% Capped Factor Index (the “Former Target Index”), in an attempt to remain consistent with the expectations of existing shareholders. As a result, the Adviser determined that the market capitalization profile of the Target Index’s reference index, the S-Network US Equity Mid/Small-Cap 2500 Index (the “Reference Index”), would produce a starting universe most analogous with the starting universe of the Former Target Index. Notwithstanding the name of the Reference Index, the Registrant believes classifying the Fund’s actual portfolio companies as “mid-capitalization” may potentially be misleading to shareholders; specifically, while the Reference Index may contain some mid-capitalization companies, the Target Index currently does not.

Under these circumstances, the Registrant believes that the Fund’s definition of “small capitalization” companies is appropriate and respectfully declines to revise the disclosure.

U.S. Securities and Exchange Commission

13.	Comment:	Please consider whether “Mid-Capitalization Securities Risk” should be added as a principal risk of the Fund. Please advise or revise accordingly.

	Response:	Based on the response to Comment 12, the Registrant respectfully declines to revise the disclosure.

14.	Comment:
In the performance section, given that the Russell 2000 Index was listed as the former broad-based securities market index in the last filing, please provide the information required by Form N-1A Item 4(b)(2) Instruction 2(c).

Response:
The Registrant notes that at prior to June 1, 2020, the Fund’s broad-based securities market index was the FTSE USA Small Cap ex Real Estate 2Qual/Vol/Yield 3% Capped Factor Index (the “Prior Benchmark”). The Registrant believes that the Prior Benchmark qualified as a broad-based securities market index, in accordance with Form N-1A.

First, while there is no definition of “broad-based securities market index,” in prior SEC rulemaking, the Staff described the characteristics of a broad-based index by stating: “A broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate. An index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries.” (See Disclosure of Mutual Fund Performance and Portfolio Managers, Investment Company Act Rel. No. 19382 (Apr. 6, 1993), at FN 21). With respect to the Prior Benchmark, while quality, volatility and yield factors are applied, and real estate securities were excluded, it is still representative of the FTSE USA Small Cap Index, which serves as a broad representation of the U.S. small-capitalization company market. Second, Form N-1A Item 27(b) Instruction 5 states: “an ‘appropriate broad-based securities market index’ is one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Prior Benchmark was administered by FTSE Russell, an independent organization that is not affiliated with the Fund, Adviser, sub-adviser or Distributor.

With respect to the requested inclusion of the Russell 2000 Index, to do so for purposes of Form N-1A Item 4(b)(2) Instruction 2(c) would be factually incorrect. At no time did the Fund ever represent that the Russell 2000 Index was the broad-based securities market index nor did it represent it as such in any of its registration statements, shareholder reports or marketing materials. To retroactively suggest otherwise would be misleading.

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As a result of the foregoing, the Registrant respectfully declines to revise the disclosure.

15.	Comment:
Under the section “More Information About the Funds’ Principal Investment Risk,” please consider whether “Mid-Capitalization Securities Risk” should be checked as principal for the Fund in the risk chart.

	Response:	Based on the response to Comment 12, the Registrant respectfully declines to revise the disclosure.

O’Shares Europe Quality Dividend ETF

16.	Comment:	Please disclose how the Target Index defines issuers as being “in Europe.”

	Response:	The Target Index classifies companies as being European based on the Calculation Agent’s (S-Network) country classification rule book as follows:

I.  If “country of domicile” and "country of incorporation” are the same, the company country classification is determined as country of incorporation. (Country of incorporation defines legal and regulatory jurisdiction; country of domicile reflects where the senior management is located.)

II. If they do not match and the “country of incorporation” is a country of convenience, then the country assignment is the country of domicile as long as it is not also a country of convenience.

III.  If a company fails the tests in II, then the “country of primary listing” is used, provided more than 30% of the company’s revenues are generated in the same location/region as that of the country of primary listing.

IV. If a company then fails test III, then the company’s country classification is determined as the country in which the greatest percentage of its revenue is generated.

The Registrant has revised the Fund’s principal investment strategy as follows:

The constituents of the Target Index are selected from the S-Network Europe Equity 500 Index. S-Network Global Indexes Inc. determines eligible securities for the S-Network Europe Equity 500 Index in accordance with the S-Network Country

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Classification System, based on measures such as country of incorporation, country of domicile, country of primary listing and country in which the greatest percentage of revenue is generated. As of June 30, 2020, the Target Index consisted of 50 securities.

17.	Comment:
With respect to “Market Events Risk,” please consider whether the risk disclosure regarding policy changes by the U.S. Government or Federal Reserve is appropriate as a principal risk for a fund that focuses its investments in Europe.

	Response:	The Registrant has revised the disclosure as follows:

 “In addition, there is a risk that policy changes by the European Union, European Central Bank, or individual European governments or central banks, such as increasing interest rates, could cause increased volatility in financial markets and disruption in the creation/redemption process of the Fund, which could have a negative impact on the Fund.”

18.	Comment:
In the performance section, given that the FTSE Developed Europe Index was listed as the former broad-based securities market index in the last filing, please provide the information required by Form N-1A Item 4(b)(2) Instruction 2(c).

Response:
The Registrant notes that at all times prior to June 1, 2020, the Fund’s broad-based securities market index was the FTSE Developed Europe Qual/Vol/Yield 5% Capped Factor Index (the “Prior Benchmark”). The Registrant believes that the Prior Benchmark qualified as a broad-based securities market index, in accordance with Form N-1A.

First, while there is no definition of “broad-based securities market index,” in prior SEC rulemaking, the Staff described the characteristics of a broad-based index by stating: “A broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate. An index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries.” (See Disclosure of Mutual Fund Performance and Portfolio Managers, Investment Company Act Rel. No. 19382 (Apr. 6, 1993), at FN 21). With respect to the Prior Benchmark, while quality, volatility and yield factors are applied, it is still representative of the FTSE Developed Europe Index, which serves as a broad representation of large and mid-capitalization companies in developed European markets. Second, Form N-1A Item 27(b) Instruction 5 states: “an ‘appropriate broad-based securities market index’ is one that is administered by an organization that is not an affiliated person of the

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Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Prior Benchmark was administered by FTSE Russell, an independent organization that is not affiliated with the Fund, Adviser, sub-adviser or Distributor.

With respect to the requested inclusion of the FTSE Developed Europe Index, to do so for purposes of Form N-1A Item 4(b)(2) Instruction 2(c) would be factually incorrect. At no time did the Fund ever represent that the FTSE Developed Europe Index was the broad-based securities market index nor did it represent it as such in any of its registration statements, shareholder reports or marketing materials. To retroactively suggest otherwise would be misleading.

As a result of the foregoing, the Registrant respectfully declines to revise the disclosure.

Statement of Additional Information

19.	Comment:
The Funds’ fundamental investment restriction regarding industry concentration states: “The Fund will not concentrate… its investments in issuers (excluding investment companies) of one or more particular industries.…” Please note that the Staff has taken the position that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that each Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policies.

Response:
To the extent that a Fund invests in other investment companies, it will look through and consider the investments of such underlying investment company for purposes of compliance with the concentration policy. Because the above-cited concentration policy is fundamental and cannot be changed without shareholder approval, the Registrant respectfully declines to revise the concentration policy.  However, disclosure clarifying that the Funds will in fact look through and consider the investments of underlying investment companies for purposes of compliance with their concentration policies will be added.

Part C

20.	Comment:	If there is a separate written index license agreement between the Funds and the Adviser to use the Target Indexes, please file the agreement as an exhibit to the Registration Statement.

U.S. Securities and Exchange Commission

	Response:	The Registrant notes that the form of amended and restated licensing agreement was filed as exhibit (h)(iv) to the Registration Statement.

21.	Comment:
On the signature page, please clarify who has signed the Registration Statement as principal accounting officer or comptroller. Please include the heading underneath the name in accordance with Section 6(a) of the Securities Act of 1933.

	Response:	The requested title clarifying that the Registrant’s Treasurer serves as the principal financial officer has been added.

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number.

Very truly yours,

/s/ J. Stephen Feinour, Jr.
J. Stephen Feinour, Jr.